UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant's name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event regarding intention to delist from NYSE

Item 1

For Immediate Release

Inquiries – Please contact:
Mr. Andres Veszpremy
General Counsel
Phone : (56 2) 2351 1187
E-mail: aveszpremy@provida.cl

Santiago, Chile – September 8, 2014

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

Please be advised that on September 8, 2014, AFP Provida provided written notice to the New York Stock Exchange ("NYSE") of its intent to delist its American Depositary Shares ("ADSs") in the U.S. AFP Provida plans to file the related Form 25 with the Securities and Exchange Commission (the "SEC") on or about September 18, 2014 and expects the delisting to become effective ten days after such filing, after which AFP Provida's ADSs will no longer be traded on the NYSE or listed on any national securities exchange. AFP Provida's Common Shares will continue to be traded on the Santiago Stock Exchange, Valparaíso Stock Exchange and Electronic Stock Exchange.

The reason for the foregoing actions is that, consistent with AFP Provida's prior announcement on June 6, 2014, AFP Provida has provided written notice to The Bank of New York Mellon ("BNYM" or the "Depositary") of the termination of its American Depositary Receipt ("ADR") program. In accordance with the Deposit Agreement, dated as of November 22, 1994, as amended (the "Deposit Agreement"), BNYM has announced that the ADR program will be terminated on September 18, 2014. After the termination of the ADR program, the Depositary will discontinue the registration of transfers of ADSs and suspend the distribution of dividends to holders of ADSs. As soon as practicable after the end of the six-month period following termination of the ADR program, the Depositary will sell the Common Shares underlying any ADSs that have not then been surrendered. The Depositary shall thereafter hold un-invested the net proceeds of any such sale, for the pro-rata benefit of the holders of any such outstanding ADSs.

AFP Provida will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934 (the "Exchange Act") until such time as it can terminate its registration under the Exchange Act. Once the delisting has become effective and AFP Provida meets the criteria for terminating its reporting obligations under the Exchange Act, AFP Provida intends to file Form 15F with the SEC in order to deregister all classes of its securities registered in the U.S.

Immediately upon filing Form 15F, AFP Provida's legal obligation to file reports under the Exchange Act will be suspended, and deregistration is expected to become effective 90 days later.

AFP Provida reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

Important Notice

This notice contains statements that constitute forward-looking statements. Forward-looking statements may include but are not limited to words such as "believe", "expect", "estimate", "project", "anticipate", "should", "intend", "probability", "risk", "target", "goal", "objective" and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. AFP Provida undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in its business or acquisition or divestures strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	September 8, 2014	By:	/s/ Rodrigo Diaz
			Name:	Rodrigo Diaz
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	September 8, 2014	By:	/s/ Maria Paz Yañez
			Name:	María Paz Yañez
			Title:	Chief Financial Officer